================================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 13)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000



================================================================================

                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On February 1, 2001, the Purchaser extended the Offer until 12:00 midnight on Friday, March 30, 2001. The full text of a press release issued by Parent on February 1, 2001 announcing the extension of the Offer is filed as Exhibit (a)(5)(L) hereto.

Item 12.  Exhibits.

(a)(5)(L) Press release issued by Weyerhaeuser Company, dated February 1, 2001.

                                   SIGNATURES


          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                                             COMPANY HOLDINGS, INC.,

                                                by


                                                    /s/ STEVEN R. ROGEL
                                                --------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President


                                             WEYERHAEUSER COMPANY,

                                                by


                                                   /s/ STEVEN R. ROGEL
                                                --------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President and Chief
                                                       Executive Officer


          Dated: February 1, 2001

                                  EXHIBIT INDEX


Exhibit No.        Description
----------         -----------

(a)(5)(L)          Press release issued by Weyerhaeuser Company, dated
                   February 1, 2001.

                                                               Exhibit (a)(5)(L)

                                                     [Weyerhaeuser Company logo]


NEWS RELEASE

FOR IMMEDIATE RELEASE

                WEYERHAEUSER PLEASED THAT WILLAMETTE SHAREHOLDERS
                          TENDERED A MAJORITY OF SHARES

FEDERAL WAY, Wash., February 1, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it has extended its $48 per share cash tender offer for all of the outstanding common stock of Willamette Industries, Inc. (NYSE: WLL). The offer, which was scheduled to expire at 5:00 pm E.S.T. on February 1, 2001, has been extended until 12:00 midnight E.S.T. on March 30, 2001, unless further extended.

As of 5:00 pm on February 1, 2001, Willamette shareholders had tendered and not withdrawn 55,687,001 shares pursuant to Weyerhaeuser's tender offer. This represents approximately 51% of Willamette's outstanding common shares.

Steven R. Rogel, Chairman, President, and Chief Executive Officer of Weyerhaeuser stated, "We are very pleased that a majority of Willamette's shares were tendered into our $48 per share offer. Shareholders have sent a strong message to Willamette's board of directors. Willamette shareholders - the owners of the company - want Willamette to negotiate a mutually beneficial transaction with Weyerhaeuser. We hope that Willamette will listen to what its shareholders are saying - this transaction is too compelling to ignore."

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Morgan Stanley Dean Witter is acting as Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent.


                                     -more-

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 30, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

On January 8, 2001, Weyerhaeuser and CHI filed with the Commission a preliminary proxy statement in connection with the election of the nominees of Weyerhaeuser and CHI (the "Weyerhaeuser Nominees") to the Willamette board of directors at the Willamette 2001 annual meeting of shareholders. Weyerhaeuser will prepare and file with the Commission a definitive proxy statement regarding the election of the Weyerhaeuser Nominees and may file other proxy solicitation material regarding the election of the Weyerhaeuser Nominees or the proposed business combination between Weyerhaeuser and Willamette. Investors and security holders are urged to read the definitive proxy statement and any other proxy material, when they become available, because they will contain important information. The definitive proxy statement will be sent to shareholders of Willamette seeking their support of the election of the Weyerhaeuser Nominees to the Willamette board of directors. Investors and security holders may obtain a free copy of the tender offer statement, the definitive proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the definitive proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Willamette shareholders is available in the preliminary proxy statement filed by Weyerhaeuser and CHI with the Commission on Schedule 14A on January 8, 2001.

Weyerhaeuser contacts:

     ANALYSTS                 MEDIA                  ANALYSTS AND MEDIA
     Kathryn McAuley          Bruce Amundson         Joele Frank / Jeremy Zweig
     Weyerhaeuser             Weyerhaeuser           Joele Frank, Wilkinson
     (253) 924-2058           (253) 924-3047         Brimmer Katcher
                                                     (212) 355-4449